Denali Capital Acquisition Corp.

July 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Semnur Pharmaceuticals, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 2, 2025

File No. 333-283019

Ladies and Gentlemen:

Denali Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), files herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-4 filed on November 6, 2024, as previously amended by Amendment No. 1 filed on April 21, 2025, by Amendment No. 2 filed on June 11, 2025 and by Amendment No. 3 filed on July 2, 2025 (the “Registration Statement”). Set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated July 16, 2025 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. The page reference in the response set forth below refers to the page number in Amendment No. 4. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

Business of Semnur

Clinical Development Overview

Interpreting Clinical Meaningfulness of SP-102…, page 304

1.

We note your response to prior comment 3. Please remove the statement in the penultimate paragraph of this section stating that safety assessments demonstrate that SP-102 was “safe” for both single and repeat injections, as safety determinations are solely within the authority of the FDA and comparable foreign regulatory authorities.

Response: The Company respectfully advises the Staff that it has removed the referenced statement on page 305 of Amendment No. 4 in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

July 23, 2025

Please do not hesitate to contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.

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